

March 20, 2018

James Gouin
Chief Executive Officer
Tower International, Inc.
17672 Laurel Park Drive North
Suite 400
Livonia, MI 48152

      Re: Tower International, Inc.
      Registration Statement on Form S-3
      Filed March 2, 2018
      File No. 333-223391

Dear Mr. Gouin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2017 and that your Form 10-K incorporates Part III information by reference to your proxy statement which has yet to be filed. Please be advised that we cannot accelerate the effective date of your registration statement until you file the information required by Part III of Form 10-K in either your definitive proxy statement or an amended 10-K. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

James Gouin
Tower International, Inc.
March 20, 2018
Page 2

<u>Signatures, page II-5</u>

2.   We note that Jeffrey L. Kersten signed the registration statement in his personal capacity as your principal accounting officer on March 1, 2018. However, effective March 5, 2018, Gregory B. Guastella was appointed Chief Accounting Officer. Please amend to have Mr. Guastella sign in his personal capacity as your principal accounting officer or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at 202-551-3666 or Laura Nicholson at 202-551-3584 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure